EXHIBIT C

Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Identity	Classification
Osterweis Capital Management, Inc.	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

Osterweis Capital Management, LLC	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E)

SEC 1745 (3-06)	Page 11 of 11 pages